Exhibit 3.1

ARTICLES OF AMENDMENT

OF

BANK OF THE CAROLINAS CORPORATION

Pursuant to Section 55-10-06 of the North Carolina General Statutes, the undersigned corporation hereby submits these articles of amendment for the purpose of amending its articles of incorporation:

1. The name of the corporation is Bank of the Carolinas Corporation.

2. The articles of incorporation of the corporation are hereby amended by deleting Article 2 thereof in its entirety and replacing such text with the new Article 2 attached hereto. For the avoidance of doubt, it is noted that Article 2A of the articles of incorporation shall remain unchanged by these articles of amendment.

3. The amendment was duly adopted by the Board of Directors of the corporation on March 26, 2014 and approved by the shareholders of the corporation on May 22, 2014, in the manner required by Chapter 55 of the North Carolina General Statutes.

4. These articles will become effective upon filing with the North Carolina Secretary of State.

This the 28th day of May, 2014.

BANK OF THE CAROLINAS CORPORATION

By:	/s/ Stephen R. Talbert
Stephen R. Talbert
President and Chief Executive Officer

2. The corporation shall have authority to issue a total of 583,000,000 shares of capital stock, none of which shall have any par value, divided into classes as follows:

Class	Number of Shares

Common Stock	580,000,000
Preferred Stock	3,000,000

(a) Common Stock. The common stock shall consist of two separate classes, of which 500,000,000 shares shall be designated as Voting Common Stock (“Voting Common Stock”) and 80,000,000 shares shall be designated as Non-Voting Common Stock (“Non-Voting Common Stock,” and, together with Voting Common Stock, “Common Stock”).

Each holder of Voting Common Stock shall be entitled to one vote for each share of Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote. The holders of Non-Voting Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein.

Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation, or winding up of the corporation) and be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, or other similar transaction); provided that, if the corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided, or combined in the same matter proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable on the Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock. Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter, or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that adversely affects the powers, preferences, or rights of the Non-Voting Common Stock contained herein in a manner that is materially adverse from the effect of such amendment, alteration, or repeal on the Voting Common Stock.

(b) Preferred Stock. The corporation’s Board of Directors shall be authorized to issue shares of Preferred Stock from time to time, to create series thereof, and to determine the designations, terms, relative rights, preferences, and limitations of the Preferred Stock, or of shares within each series of Preferred Stock, at the time of issuance, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine:

(i) the designation of each series and the number of shares to constitute each series (which number may be increased or decreased from time to time unless otherwise provided by the Board of Directors);

(ii) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preference or relation which such dividends shall bear to the dividends payable on any other class or classes or any other series of capital stock, including Preferred Stock; whether such dividends shall be cumulative or non-cumulative; and whether the Preferred Stock will be participating or nonparticipating with other shares with respect to dividends;

(iii) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event) and, if so, the redemption prices and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or another corporation;

(iv) the terms and amount of any sinking, retirement, or purchase fund;

(v) with respect to each series, the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(vi) the voting rights, if any (other than any voting rights that the Preferred Stock may have as a matter of law);

(vii) any restrictions on the issuance or reissuance of additional Preferred Stock;

(viii) with respect to each series, the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, including any preferences over the Common Stock or any other class or classes of any other series of capital stock, including Preferred Stock, and whether the Preferred Stock will be participating or nonparticipating with other shares with respect to distributions of the corporation’s assets;

(ix) any limitations or restrictions on transfer; and

(x) with respect to each series, such other special rights and privileges, if any, for the benefit of the holders of, or other terms or limitations with respect to, the shares within that series as shall not be inconsistent with the provisions of the corporation’s Articles of Incorporation, as amended, or applicable law.

All shares of Preferred Stock of the same series shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates, if any, from which dividends thereon may accumulate. The number, designations, terms, relative rights, preferences, and limitations of shares within any one series may differ from those of shares within any other series. All shares of Preferred Stock redeemed, purchased, or otherwise acquired by the corporation (including shares surrendered for conversation) shall be canceled and thereupon restored to the status of authorized but unissued shares of Preferred Stock undesignated as to series.